File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of March 24, 2003

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 03-24-03	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

February 21, 2003

Dynamic Exercises Purchase Option and Updates BC Exploration Activity

DYNAMIC OIL & GAS, INC. announced today the exercise of an option to repurchase certain assets in the Company’s St. Albert field in Alberta and an update of its natural gas exploration activity in the Sikanni area of northeastern British Columbia.

St. Albert, Alberta
Pursuant to a sale and leaseback agreement dated December 18, 1997, the Company had the option to repurchase from Enercap Corporation of Calgary, Alberta, a 50% interest in the St. Albert Gas Conservation Plant and a 16-kilometer (10-mile) sales gas pipeline complete with certain gathering and processing facilities. Prior to the exercise of the option, Dynamic leased the option interest, however, 75% of the net income from the operation of the facilities belonged to Dynamic. The exercise of the option required the Company to pay $760,000 (Cdn).

The Company now owns a 75% working interest in the majority of assets in the St. Albert field, comprised of five producing oil wells, seventeen producing natural gas wells, the Gas Conservation Plant, the sales pipeline and all associated facilities. Oil and gas at St. Albert are being produced from sixteen mutually-exclusive pools stacked in seven producing formations, three of which are oil and four are liquid-rich natural gas.

Sikanni, NE British Columbia
As an update to its December 19, 2002 news release, Dynamic is pleased to report that in addition to its new-pool natural gas exploration discovery at Sikhanni/Chowade, it has now cased an additional four natural gas exploration wells in the Sikanni/Cypress area of NE British Columbia. The Company is currently evaluating these wells through both completion and production testing operations. Various options for tie-in and gas processing are being studied.

The Operator of the Sikanni area, Crescent Point Energy Ltd., announced that eleven seismically-defined follow-up locations have been identified for further exploration work in 2003/2004.

Dynamic is presently finalizing its capital spending plans for 2003, a significant portion of which is expected to be allocated toward further exploration in the Sikanni area. Budget numbers will be announced, once board approved.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Dynamic and its two partners have expanded their joint venture in the Sikanni area to encompass an area of mutual interest of more than 750,000 acres. One of the partners, a large US independent oil and gas company), is contributing 650 kilometers (over 400 miles) of high quality, 2D seismic data to the joint venture.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the Nasdaq under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Michael A. Bardell
Chief Financial Officer

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO THE COMPANY’S PERCENTAGE ALLOCATION OF 2003 BUDGET FUNDS TOWARD ITS SIKANNI PROJECT. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT THE COMPANY WILL BE ABLE TO ESTABLISH COMMERCIAL RESERVES FROM ALL SIKANNI WELLS DRILLED TO DATE AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

March 24, 2003

Dynamic Announces Reserves & NPV Estimates as of December 31, 2002

Dynamic is pleased to announce its estimated reserves of natural gas, natural gas liquids and oil, and their corresponding discounted net present values, pre taxes and after royalties (NPV). These estimates are independently prepared by Sproule Associates Limited (“Sproule”), of Calgary, Alberta, and are effective January 1, 2003.

Reserves
Our NPV was determined according to the Canadian Provincial Securities Administrators’ National Policy No. 2-B, using constant prices and operating costs.

Petroleum and Natural Gas Reserves and 10% Discounted NPV

	Reserve Volume Estimates			Constant Prices/Costs
				10% Discounted NPV
	Natural Gas	NGL’s/Oil	Equivalent
	(mmcf)	(mbbls)	(mboe) *	($C000’s)
Proved Producing	19,690	1,789	5,070	74,117
Proved Non-Producing	12,004	1,099	3,100	35,534
Probable Additional	11,591	1,179	3,111	33,775
Total as of Dec. 31/02	43,285	4,067	11,281	143,426
Total as of Mar. 31/02	44,740	2,459	9,915	76,528
Increase (decrease)	(3.3)%	65.4%	13.8%	87.4%

* thousand barrels of oil equivalent, where 1 boe = 1 barrel of oil = 6 mcf of natural gas.

In determining our estimated 10% discounted NPV, Sproule used a constant natural gas price of $C5.50/mcf and a constant oil price of $C43.43/barrel. These prices were actual weighted average commodity prices received by Dynamic in December 2002 that were assumed constant over the life of the reserves.

Our estimated 10% discounted NPV of established reserves as of December 31, 2002 was $C143.4 million, an 87.4% increase over that of March 31, 2002. This represents an estimated net present value as of December 31, 2002 of $C7.05 per share based on our number of shares outstanding at December 31, 2002 of 20.4 million, basic.

Petroleum and Natural Gas Reserves Reconciliation

	Natural Gas	NGL’s/Oil	Equivalent
	(mmcf)	(mbbls)	(mboe)
Opening Reserves, as of Mar. 31/02	44,740	2,458	9,915
Acquisitions	588	18	116
Revision of previous estimates	(10,444)	1,198	(544)
Production	(3,898)	(267)	(916)
Extensions and discoveries	12,299	660	2,710
Closing Reserves, as of Dec. 31/02	43,285	4,067	11,281

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Finding & Development Costs, and Recycle Ratio
Dynamic’s finding and development costs per boe for the nine-month period ended December 31, 2002 (new year-end) were $6.50 per proved reserves boe and $4.71 per established reserves boe. As an appropriate full-cycle benchmark, the three-year weighted average finding and development costs were $6.93 per boe. Similarly, three-year weighted average cash flow per boe was $13.50, resulting in a recycle ratio of 1.9:1.

Daily Average Production Rates
In November 2002, production of natural gas and liquids (oil and natural gas liquids) peaked at just under our forecasted rate of 4,000 boe/day, closing the month with a daily average production rate of 3,736 boe/day. In December, daily average production stabilized at 3,428 boe/day. Forecasted production rates for the November-February period anticipated timely regulatory approvals of our St. Albert drilling program. To ensure Dynamic’s longer-term ability to fully utilize the St. Albert field, we have begun a public consultation process to provide information to the community and to expand liaison with local authorities and landowners.

Wayne Babcock, Dynamic’s President, stated, “While we had forecast average daily production of 4,500 boe/day by mid-February 2003, we now estimate production will reach 5,200 boe/d by year end 2003. Included in our estimate is an increase in liquids production to approximately 1,900 boe/d and an increase in natural gas production to approximately 20 Mmcf/day.

Daily average production estimates may be updated as further drilling and evaluation of our early-stage exploration properties at Sikanni and Orion in northeast B.C. continues over the next few months”.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS “AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS” OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, FUTURE PROSPECTS OF RECOVERING PRODUCT RESERVES AS ESTIMATED ABOVE AND FUTURE ESTIMATES OF DAILY AVERAGE PRODUCTION RATES. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTY OF THE COMPANY’S SUCCESS IN MAINTAINING PRODUCTION FROM ITS PROVED RESERVES AND IN DEVELOPING ITS PROVED NON-PRODUCING AND PROBABLE ADDITIONAL RESERVES AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com